FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 4 DATED MARCH 31, 2017

TO THE PROSPECTUS DATED APRIL 29, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated April 29, 2016, as supplemented by Supplement No. 1 dated November 23, 2016, Supplement No. 2 dated December 21, 2016 and Supplement No. 3 dated March 1, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the declaration of cash distributions for April 2017 record dates;

•	the resignation of David E. Bloom as an officer;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2016;

•	updated “Experts” information; and

•	our audited financial statements and the notes thereto as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and the period from July 15, 2015 through December 31, 2015.

Cash Distributions Declared

On March 28, 2017, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the periods from March 31, 2017 through April 27, 2017, which distributions will be paid on April 28, 2017. Distributions will be calculated based on stockholders of record each day during this period at a rate of (i) $0.000547945 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

Officer Resignation

On March 28, 2017, David E. Bloom, our Senior Vice President, provided notice to our board of directors of his resignation as an officer of our company. Mr. Bloom’s decision was based on his determination that he will be unable to devote the necessary time and attention to company matters, and was not a result of any disagreements with us on any matter relating to our operations, policies or practices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying financial statements of Resource Apartment REIT III, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc., a Maryland corporation, and, as required by context, Resource Apartment REIT III OP, LP, a Delaware limited partnership, and to their subsidiaries.

Results of Operations

We were formed on July 15, 2015. We commenced active real estate operations on August 19, 2016 with the acquisition of our first multifamily property. At December 31, 2016, we owned one multifamily property. Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio or the U.S. apartment community industry, which may reasonably be expected to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of such assets or those that we expect to acquire.

The following table sets forth the results of our operations for the year ended December 31, 2016 and for the period from July 15, 2015 (date of inception) to December 31, 2015.

		For the period July 15, 2015
		(date of inception) through
	December 31, 2016	December 31, 2015
Revenues:
Rental income	$72,119	$—

Total revenues	72,119	—

Expenses:
Rental operating	22,919	—
Acquisition costs	128,119	—
Property management fees	3,123	—
Management fees - related parties	9,844	—
General and administrative	641,538	—
Depreciation and amortization expense	35,502	—

Total expenses	841,045	—

Loss before other income (expense)	(768,926)	—

Other income (expense):
Interest income	762	—
Interest expense	(8,083)	—

Net loss	$(776,247)	$—

Class A common stock:
Net loss attributable to Class A common stockholders	$(709,395)	$—

Net loss per Class A share, basic and diluted	$(4.59)	$—

Weighted average Class A common shares outstanding, basic and diluted	154,618	17,026

Class T common stock:
Net loss attributable to Class T common stockholders	$(66,852)	$—

Net loss per Class T share, basic and diluted	$(4.42)	$—

Weighted average Class T common shares outstanding, basic and diluted	15,108	—

During the year ended December 31, 2016, we incurred the following general and administrative expenses:

Allocated payroll and benefits	$118,429
Directors’ fees	60,870
Allocated rent	43,922
Professional fees	177,076
Travel and entertainment	5,426
Insurance	138,492
IT related expenses	80,332
Other	16,991

$641,538

As a result of the timing of the commencement of this offering and our active real estate operations, comparative operating results are not relevant to a discussion of operations for the two periods represented. We expect revenues and expenses to increase in future periods as we acquire additional investments.

Liquidity and Capital Resources

We are offering and selling to the public in this offering up to $1.1 billion in shares of common stock, consisting of up to $1.0 billion of shares in our primary offering in any combination of Class A and Class T shares and up to $100.0 million of shares pursuant to our distribution reinvestment plan (“DRIP”) in any combination of Class A and Class T shares. The initial offering price for shares in the primary offering is $10.00 per share for Class A and $9.47 per share Class T. The initial offering price for shares offered pursuant to the DRIP is $9.60 per share for Class A and $9.09 per share Class T.

We anticipate deriving the capital required to purchase real estate investments and conduct our operations from the proceeds of this public offering and any future offerings we may conduct, from secured or unsecured financings from banks or other lenders and from proceeds from the sale of assets. In addition, our advisor has and will advance funds to us for certain accrued organization and offering costs. As of December 31, 2016, we have purchased one property using both offering proceeds and debt financing.

If we are unable to raise substantial funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. At December 31, 2016, we have raised approximately $4.7 million in this offering.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties, debt investments or other assets we may hold. We cannot assure you that we will be able to access additional funds when we need them or upon acceptable terms.

On December 15, 2016, we, through a wholly owned subsidiary, entered into a 30-year secured mortgage loan with JPMorgan Chase Bank, N.A., an unaffiliated lender, for borrowings of approximately $1.6 million secured by Payne Place (the “Payne Place Mortgage Loan”). The Payne Place Mortgage Loan matures on January 1, 2047. The Payne Place Mortgage Loan bears interest at an initial fixed rate of 3.11% until January 1, 2020. Beginning January 1, 2020, the loan will bear interest at a rate of LIBOR plus 2.25%. Monthly payments include repayments of principal and interest. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Payne Place Mortgage Loan in full at any time or in part from time to time: (1) during the first year of the loan upon payment of a prepayment premium equal to 3% of the amount prepaid; (2) during the second year of the loan upon payment of a prepayment premium equal to 2% of the amount prepaid; (3) during the third year of the loan upon payment of a prepayment premium equal to 1% of the amount prepaid; and (4) after the third year of the loan with no prepayment premium. The Payne Place Mortgage Loan is guaranteed by us and RAI.

Although there is no limit on the amount we can borrow to acquire a single real estate investment, we may not leverage our assets with debt financing such that our borrowings are in excess of 300% of our net assets unless a majority of our independent directors find substantial justification for borrowing a greater amount. Examples of such a substantial justification include, without limitation, obtaining funds for the following: (i) to repay existing obligations, (ii) to pay sufficient distributions to maintain REIT status, or (iii) to buy an asset where an exceptional acquisition opportunity presents itself and the terms of the debt agreement and the nature of the asset are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due. On a total portfolio basis, however, based on current lending market conditions, we expect to leverage our assets in an amount equal to 55% to 60% of the cost of our assets.

We may finance the acquisition costs of individual real estate investments, as well as the acquisition costs of all or a group of real estate investments acquired by us, by causing our subsidiaries to borrow directly from third-party financial institutions or other commercial lenders. Under these circumstances, our advisor anticipates that certain properties acquired will serve as collateral for the debt we incur to acquire those particular properties and that we will seek to obtain nonrecourse financing for the acquisition of the properties. However, there is no guarantee that our advisor will be successful in obtaining financing arrangements on a property-by-property basis and that the loans would be nonrecourse to us. Additionally, we may obtain corporate-level financing through a line of credit from third-party financial institutions or other commercial lenders. Our assets will serve as collateral for this type of debt incurred to acquire real estate investments. We may also obtain seller financing with respect to specific assets that we acquire.

Organization and Offering Costs

We expect to incur organization and offering costs in pursuit of our financing. Our organization and offering costs (other than selling commissions, the dealer manager fees and distribution and shareholder servicing fees) are initially being paid by our advisor on our behalf. Organization costs include all expenses that we incur in connection with our formation, including but not limited to legal fees and other costs to incorporate.

Pursuant to our advisory agreement, we will be obligated to reimburse our advisor for organization and offering costs paid by our advisor on our behalf, up to an amount equal to 4% of gross offering proceeds as of the termination of this offering if we raise less than $500.0 million in the primary offering, and 2.5% of gross offering proceeds as of the termination of this offering if we raise $500.0 million or more in the primary offering. However, if we raise the maximum offering amount in the primary offering, we expect organization and offering expenses (other than selling commissions, the dealer manager fee and the distribution and shareholder servicing fee) to be approximately $10.0 million or 1% of gross offering proceeds. These organization and offering expenses include all actual expenses (other than selling commissions, the dealer manager fee and the distribution and shareholder servicing fee), including reimbursements to our advisor for the portion of named executive officer salaries allocable to activities related to this offering, to be incurred on our behalf and paid by us in connection with the offering.

Through December 31, 2016, we have charged approximately $112,000 to equity for the payment of offering costs consisting of accounting, advertising, allocated payroll, due diligence, marketing, legal, printing and similar costs. At December 31, 2016, our advisor has incurred approximately $2.8 million of these costs on our behalf, of which approximately $2.7 million has been deferred at December 31, 2016. A portion of deferred offering costs will be charged to equity upon the sale of each share of common stock sold under this offering. Such costs will only become a liability of our advisor to the extent that organization and offering expenses (excluding selling commissions, dealer manager fees and the distribution and shareholder servicing fee) incurred by us exceed 4% of the gross proceeds of this offering if we raise less than $500.0 million or 2.5% of gross proceeds of this offering if we raise $500.0 million or more. If, however, we raise the maximum offering amount in the primary offering, organization and offering expenses (excluding selling commissions, dealer manager fees and the distribution and shareholder servicing fee) are estimated to be approximately 1% of the gross proceeds of this offering. When recorded by us, organization costs are expensed as incurred, which include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. There can be no assurance that our plans to raise capital will be successful.

Outstanding Class T shares issued in our primary offering are subject to a 1% annual distribution and shareholder servicing fee for five years from the date on which such share is issued. We will cease paying the distribution and shareholder servicing fee on each Class T share prior to the fifth anniversary of its issuance on the earliest of the following, should any of these events occur: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from our primary offering (i.e., excluding proceeds from sales pursuant to our DRIP); (ii) the date on which we list our common stock on a national securities exchange; and (iii) the date of a merger or other extraordinary transaction in which we are a party and in which our common stock is exchanged for cash or other securities. We cannot predict if or when any of these events will occur.

We record the distribution and stockholder serving fees as a reduction to additional paid-in capital and the related liability in an amount equal to the maximum fees payable in relation to the Class T shares on the date the shares are issued. The liability will be relieved over time, as the fees are paid to our dealer manager, or it will be adjusted if the fees are no longer payable pursuant to the conditions described above. For issued Class T shares, we have accrued an estimate of the total distribution and shareholder servicing fee of $53,702 for the full five year period at December 31, 2016.

Acquisition and Asset Management Costs

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our advisor. During our acquisition stage, we expect to make payments to our advisor in connection with the acquisition of real estate investments. In addition, we expect to continue to make payments to our advisor for the management of our assets and costs incurred by our advisor in providing services to us.

Operating Expenses

At the end of each fiscal quarter, commencing with the quarter ending September 30, 2017, our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee of our board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under accounting principles generally accepted in the United States (“GAAP”), that are in any way related to our operation, including advisory fees, but excluding (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves; (v) incentive fees paid in accordance with the NASAA Statement of Policy Regarding Real Estate Investment Trusts (the “NASAA REIT Guidelines”); (vi) acquisition fees and expenses (including expenses relating to potential investments that we do not close); (vii) real estate commissions on the sale of property; and (viii) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP financial performance measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association, or IPA. MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management assess the sustainability of operating performance in future periods and, in particular, after our acquisition stage is complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition:

•	Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our advisor or third parties.

•	Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•	Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•	Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•	Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts in the assessment of the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our acquisition stage is completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders’ equity during the periods in which properties are acquired.

Neither FFO nor MFFO should be considered as an alternative to net income attributable to common stockholders, nor is an indication of our liquidity, nor are any of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we intend to continue to acquire properties as part of our ongoing operations, acquisition costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations:

	For the year ended December 31, 2016	For the period July 15, 2015 (date of inception) through December 31, 2015

Net (loss) income attributable to common stockholders - GAAP	$(776,247)	$—
Depreciation expense	13,431	—

FFO attributable to common stockholders	(762,816)	—
Amortization of intangible lease assets	22,071	—
Acquisition costs	128,119	—

MFFO attributable to common stockholders	$(612,626)	$—

Critical Accounting Policies

We consider these policies critical because they involve significant management judgments and assumptions, they require estimates about matters that are inherently uncertain, and they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of our assets and liabilities and our disclosure of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Investments

We will record acquired real estate at fair value on its acquisition date. We will consider the period of future benefit of an asset to determine its appropriate useful life. We estimate that the useful lives of its assets by class are as follows:

Buildings	27.5 years
Building improvements	3.0 to 27.5 years
Tenant improvements	Shorter of lease term or expected useful life
Lease intangibles	Weighted average remaining term of related leases

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

We will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which we expect will range from one month to ten years.

We measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the fair value of these assets and liabilities, which could impact the amount of our reported net income. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Revenue Recognition

We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and includes amounts expected to be received in later years in deferred rents. We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectability of our tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” Under the new guidance, an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance was effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of the new requirements did not have a material impact on our consolidated financial statements.

In January 2015, FASB issued Accounting Standards Update (“ASU”) No. 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items. Although the amendment will eliminate the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. On January 1, 2016, we adopted ASU 2015-01; the adoption had no impact on our consolidated financial statements.

In February 2015, FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”, which makes certain changes to both the variable interest model and the voting model, including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. On January 1, 2016, we adopted ASU 2015-02; the adoption had no impact on our consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. This guidance was effective and was adopted by us on January 1, 2016; the adoption had no impact on our consolidated financial statements.

In September 2015, FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, which eliminates the requirement to retroactively revise comparative financial information for prior periods presented in financial statements due to changes in provisional amounts recorded for acquisitions in subsequent periods. Upon adoption, disclosure of the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized at the acquisition date are required. This guidance was effective and was adopted by us on January 1, 2016; the adoption had no impact on our consolidated financial statements.

Accounting Standards Issued But Not Yet Effective

In May 2014, FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which will replace most existing revenue recognition guidance in GAAP. The core principle of ASU No. 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU No. 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU No. 2014-09 will be effective for us beginning January 1, 2018, including interim periods in 2018, and allows for both retrospective and prospective methods of adoption. We are in the process of determining the method of adoption and assessing the impact of this guidance on our consolidated financial statements.

In February 2016, FASB issued ASU No. 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions and requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. ASU No. 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are continuing to evaluate this guidance; however, we do not expect the adoption of ASU No. 2016-02 to have a significant impact on our consolidated financial statements.

In March 2016, FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes and forfeitures, statutory tax withholding requirements and classification on the statement of cash flows. ASU 2016-09 is effective for the fiscal year beginning November 1, 2017. We are currently evaluating the impact the adoption may have on our consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-03 “Financial Instruments - Credit Losses”, which requires measurement and recognition of expected credit losses for financial assets held. The standard update is effective for us beginning January 1, 2019. We are continuing to evaluate this guidance; however, we do not expect the adoption of ASU No. 2016-03 to have a significant impact on our consolidated financial statements.

In August 2016, FASB issued ASU No. 2016-15 “Classification of Certain Cash Receipts and Cash Payments”, which addresses eight specific cash flow issues with the objective of reducing existing diversity in practice. The guidance is effective for us as of January 1, 2018. Early application is permitted. The adoption of the new requirements is not expected to have a material impact on our consolidated statement of cash flows.

In November 2016, FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which provides guidance on the classification of restricted cash in the statement of cash flows. ASU 2016-18 is effective for our fiscal year beginning November 1, 2018 and we do not expect the adoption of ASU 2016-18 to have a material effect on our consolidated financial statements and disclosures.

In January 2017, FASB issued ASU No. 2017-01, “Business Combinations (Topic 850): Clarifying the Definition of Business” (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. ASU 2017-01 is effective for us beginning January 1, 2018 but early adoption is allowed. We are currently evaluating the impact the adoption may have on our consolidated financial statements.

Off Balance Sheet Arrangements

As of December 31, 2016, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Experts

The following information supplements the disclosure in the prospectus under the heading “Experts.”

The consolidated financial statements and related financial statement schedule as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and the period from July 15, 2015 through December 31, 2015, included in this registration statement and prospectus, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2016 and 2015	F-3
Consolidated Statements of Operations for the Year Ended December 31, 2016 and the period from July 15, 2015 (date of inception) through December 31, 2015	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the Year Ended December 31, 2016 and the period from July 15, 2015 (date of inception) through December 31, 2015	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2016 and the period from July 15, 2015 (date of inception) through December 31, 2015	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Resource Apartment REIT III, Inc.

We have audited the accompanying consolidated balance sheets of Resource Apartment REIT III, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the year ended December 31, 2016 and the period from July 15, 2015 (date of inception) to December 31, 2015. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under 15(a)1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Resource Apartment REIT III, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the year ended December 31, 2016 and the period from July 15, 2015 (date of inception) to December 31, 2105, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

March 29, 2017

RESOURCE APARTMENT REIT III, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015
ASSETS
Investments:
Rental property, net	$2,445,835	$—
Identified intangible assets, net	27,870	—

	2,473,705	—

Cash	3,351,536	200,000
Restricted cash	7,733	—
Tenant receivables, net	788	—
Due from related parties	2,352	—
Contribution receivable	210,000	—
Prepaid expenses and other assets	100,485	—
Deferred offering costs	2,848,199	—

Total assets	$8,994,798	$200,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Mortgage note payable, net of deferred financing costs of $34,166 and $0	$1,590,834	$—
Accounts payable and accrued expenses	214,284	—
Due to related parties	3,616,713	—
Security deposits	3,300	—
Distributions payable	25,174	—

Total liabilities	5,450,305	—

Stockholders’ equity:
Preferred stock, par value $0.01: 10,000,000 shares authorized, none issued and outstanding	—	—
Convertible stock, par value $0.01: 50,000 shares authorized, 50,000 and 0 issued and outstanding, respectively	500	—
Class A common stock, par value $0.01: 250,000,000 shares authorized, 384,195 and 20,000 issued and outstanding, respectively (including 1,904 shares declared as a stock dividend on October 7, 2016 and issued on January 13, 2017)	3,842	200
Class T common stock, par value $0.01: 750,000,000 shares authorized, 114,037 and 0 issued and outstanding, respectively (including 502 shares declared as a stock dividend on October 7, 2016 and issued on January 13, 2017)	1,140	—
Additional paid-in capital	4,380,126	199,800
Accumulated deficit	(841,115)	—

Total stockholders’ equity	3,544,493	200,000

Total liabilities and stockholders’ equity	$8,994,798	$200,000

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE APARTMENT REIT III, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31, 2016	For the period July 15, 2015 (date of inception) through December 31, 2015

Revenues:
Rental income	$72,119	$—

Total revenues	72,119	—

Expenses:
Rental operating	22,919	—
Acquisition costs	128,119	—
Property management fees	3,123	—
Management fees - related parties	9,844	—
General and administrative	641,538	—
Depreciation and amortization expense	35,502	—

Total expenses	841,045	—

Loss before other income (expense)	(768,926)	—

Other income (expense):
Interest income	762	—
Interest expense	(8,083)	—

Net loss	$(776,247)	$—

Class A common stock:
Net loss attributable to Class A common stockholders	$(709,395)	$—

Net loss per Class A share, basic and diluted	$(4.59)	$—

Weighted average Class A common shares outstanding, basic and diluted	154,618	17,026

Class T common stock:
Net loss attributable to Class T common stockholders	$(66,852)	$—

Net loss per Class T share, basic and diluted	$(4.42)	$—

Weighted average Class T common shares outstanding, basic and diluted	15,108	—

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE APARTMENT REIT III, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016 AND FOR THE PERIOD FROM JULY 15, 2015 (INCEPTION) AND DECEMBER 31, 2015

	Common Stock				Convertible Stock
							Additional
	Shares		Amount		Shares	Amount	Paid-in	Accumulated
	A Shares	T Shares	A Shares	T Shares			Capital	Deficit	Total
Balance at July 15, 2015 (inception)	—	—	$—	$—	—	$—	$—	$—	$—
Issuance of common stock	20,000	—	200	—	—	—	199,800	—	200,000

Balance at December 31, 2015	20,000	—	$200	$—	—	$—	$199,800	$—	200,000
Issuance of common stock	366,948	113,415	3,669	1,134	—	—	4,504,823	—	4,509,626
Exchange of common stock for convertible stock	(5,000)	—	(50)	—	50,000	500	(450)	—	—
Offering costs	—	—	—	—	—	—	(352,188)	—	(352,188)
Distributions declared	—	—	—	—	—	—	—	(64,868)	(64,868)
Stock dividends	1,904	502	19	5	—	—	23,766	—	23,790
Common stock issued through distribution reinvestment plan	343	120	4	1	—	—	4,375	—	4,380
Net loss	—	—	—	—	—	—	—	(776,247)	(776,247)

Balance at December 31, 2016	384,195	114,037	$3,842	$1,140	50,000	$500	$4,380,126	$(841,115)	$3,544,493

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE APARTMENT REIT III, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the year ended December 31, 2016	For the period July 15, 2015 (date of inception) through December 31, 2015

Cash flows from operating activities:
Net loss	$(776,247)	$—
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	35,502	—
Amortization of deferred financing costs	2,775	—
Changes in operating assets and liabilities:
Restricted cash	(7,733)	—
Tenant receivable, net	(788)	—
Due from related parties	(2,352)	—
Prepaid expenses and other assets	(100,115)	—
Due to related parties	702,213	—
Accounts payable and accrued expenses	99,306	—

Net cash used in operating activities	(47,439)	—

Cash flows from investing activities:
Property acquisitions	(2,493,673)	—
Capital expenditures	(9,207)	—

Net cash used in investing activities	(2,502,880)	—

Cash flows from financing activities:
Net proceeds from issuance of common stock	4,122,545	200,000
Proceeds from borrowings	2,180,000	—
Payments on borrowings	(555,000)	—
Payment of deferred financing costs	(34,166)	—
Distributions paid on common stock	(11,524)	—

Net cash provided by financing activities	5,701,855	200,000

Net increase in cash	3,151,536	200,000
Cash at beginning of year	200,000	—

Cash at end of year	$3,351,536	$200,000

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 - NATURE OF BUSINESS AND OPERATIONS

Resource Apartment REIT III, Inc. (the “Company”) was organized in Maryland on July 15, 2015. The Company is offering up to $1.1 billion of shares of its common stock, consisting of up to $1.0 billion of shares in its primary offering in any combination of Class A and Class T shares and up to $100.0 million of shares pursuant to its distribution reinvestment plan (the “DRIP”) in any combination of Class A and Class T shares. The initial offering price for shares in the primary offering is $10.00 per share for Class A and $9.47 per share for Class T. The initial offering price for shares offered pursuant to the DRIP is $9.60 per share for Class A and $9.09 per share or Class T. The Company will determine its net asset value (“NAV”) per share on a date no later than June 30, 2018 (the “NAV pricing date”). Commencing on the NAV pricing date, if the primary offering is ongoing, the Company will offer Class A and Class T shares in the primary offering at a price equal to the NAV per share for Class A and Class T shares, respectively, plus applicable selling commissions and dealer manager fees, and pursuant to the DRIP at a price equal to 96% of the new primary offering price. If the Company’s primary offering is not ongoing on the NAV pricing date, or on the date of any subsequent NAV pricing, it will offer Class A and Class T shares pursuant to the DRIP at a price equal to 96% of the most recently determined NAV per share. The Company will update its NAV at least annually following the NAV pricing date and further adjust the per share price in the primary offering and DRIP accordingly. As of December 31, 2016, the Company has raised aggregated gross offering proceeds of $4.7 million from the sale of 381,948 Class A shares and 113,415 Class T shares of common stock.

Resource REIT Advisor, LLC (formerly known as Resource Apartment Advisor III, LLC) (the “Advisor”), which is an indirect wholly-owned subsidiary of Resource America, Inc. (“RAI”), operating in the real estate, financial fund management and commercial finance sectors, contributed $200,000 to the Company in exchange for 20,000 shares of Class A common stock on August 10, 2015. On June 29, 2016, RAI purchased 222,222 shares of Class A common stock for $2.0 million. On August 5, 2016, the Advisor exchanged 5,000 shares of common stock for 50,000 shares of convertible stock. Under limited circumstances, these shares may be converted into shares of the Company’s Class A common stock satisfying its obligation to pay the Advisor an incentive fee and diluting its stockholders’ interest in the Company.

On September 8, 2016, RAI was acquired by C-III Capital Partners, LLC (“C-III”), a leading commercial real estate services company engaged in a broad range of activities. C-III controls our Advisor, Resource Securities, Inc. (“Resource Securities”), the Company’s dealer manager, and Resource Apartment Manager III, LLC, the Company’s property manager. C-III also controls all of the shares of the Company’s common stock held by RAI and the Advisor.

The Company’s objective is to take advantage of Resource Real Estate, Inc.’s (its “Sponsor”) multifamily investing and lending platforms to invest in apartment communities in order to provide the investor with growing cash flow and increasing asset values. The Company intends to acquire underperforming apartments which it will renovate and stabilize in order to increase rents. To a lesser extent, the Company will also seek to originate and acquire commercial real estate debt secured by apartments having the same characteristics. The Company believes multiple opportunities exist within the apartment industry today and will continue to present themselves over the next few years to real estate investors who possess the following characteristics: (i) extensive experience in multifamily investing, (ii) strong management platforms specializing in operational and financial performance optimization, (iii) financial sophistication allowing them to benefit from complex opportunities, and (iv) the overall scale and breadth of a national real estate platform in both the equity and debt markets. At December 31, 2016, the Company owned one apartment property located in Alexandria, Virginia.

On June 29, 2016, the Company satisfied the $2.0 million minimum offering amount for its initial public offering, excluding shares purchased by residents of Pennsylvania, New York and Washington. As a result, the Company has broken escrow and issued shares of common stock in the offering. The Company broke escrow in New York on October 11, 2016. Subscription payments received from residents of Pennsylvania and Washington will continue to be held in escrow until the Company has received aggregate subscriptions of at least $50.0 million and $20.0 million, respectively. Having raised the minimum offerings, the offering proceeds were released by the escrow agent to the Company and were available for the acquisition of properties and other purposes as disclosed in our prospectus dated April 29, 2016 as supplemented.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The Company intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under the provisions of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2017. As such, to maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its net income (excluding net capital gains) to its stockholders as well as comply with certain other requirements. Accordingly, once qualified as a REIT, the Company generally will not be subject to U.S. federal income taxes to the extent that it annually distributes all of its REIT taxable income to its stockholders. The Company also intends to operate its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act of 1940, as amended.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Subsidiaries
Resource Apartment REIT III Holdings, LLC
Resource Apartment REIT III OP, LP
RRE Payne Place Holdings, LLC

All intercompany accounts have been eliminated in consolidation.

Concentration of Concentration Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist of periodic temporary deposits of cash. At December 31, 2016, the Company had $3.4 million of deposits at various banks, $2.7 million of which were over the insurance limit of the Federal Deposit Insurance Corporation. The Company has not experienced any loss on such deposits.

At December 31, 2016, the Company’s real estate investment in Alexandria, Virginia represented 100% of the Company’s real estate assets. As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Washington, DC/Northern Virginia real estate market. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for multifamily rentals resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Real Estate Investments

The Company records acquired real estate at fair value on its acquisition date. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company’s estimated useful lives of its assets by class are as follows:

Buildings	27.5 years
Building improvements	3.0 to 27.5 years
Tenant improvements	Shorter of lease term or expected useful life
Lease intangibles	Weighted average remaining term of related leases

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company will review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition.

These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income. There were no impairment losses recorded on long lived assets during the year ended December 31, 2016 and for the period from July 15, 2015 through December 31, 2015.

Loans Held for Investment

The real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan is deemed to be impaired, the Company will record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of the Company’s real estate loans receivable and an overstatement of the Company’s net income.

The Company may acquire real estate loans at a discount due to credit quality. Revenues from these loans are recorded under the effective interest method. Under this method an effective interest rate (“EIR”) is applied to the cost basis of the real estate loan receivable. The EIR that is calculated when the real estate loan receivable is acquired remains constant and is the basis for subsequent impairment testing and income recognition. If the amount and timing of future cash collections are not reasonably estimable, the Company accounts for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the real estate loan receivable has been fully recovered.

Interest income from loans receivable will be recognized based on the contractual terms of the debt instrument. Fees related to any buydown of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of a loan receivable will be amortized over the term of the loan and accreted as an adjustment against interest income.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is the Company’s policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which the Company expects will range from one month to ten years.

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company amortizes the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the fair value of these assets and liabilities, which could impact the amount of the Company’s reported net income. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and includes amounts expected to be received in later

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

years in deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred. The future minimum rental payments to be received from noncancelable operating leases for residential rental properties are $91,516 for the year ending December 31, 2016 and none thereafter.

The Company makes estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company’s net income because a higher bad debt reserve results in less net income. At December 31, 2016 and 2015, there were no allowances for uncollectible receivables.

Income Taxes

The Company intends to elect and qualify to be taxed as a REIT, commencing with its taxable year ending December 31, 2017. Accordingly, once qualified as a REIT, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification. Accordingly, the Company’s failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income as opposed to net income reported on the financial statements. Taxable income, generally, will differ from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company may elect to treat certain of its subsidiaries as taxable REIT subsidiaries (“TRSs”). In general, a TRS may hold assets and engage in activities that it cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

While a TRS may generate net income, a TRS can declare dividends to the Company which will be included in the Company’s taxable income and necessitate a distribution to its stockholders. Conversely, if the Company retains earnings at a TRS level, no distribution is required and the Company can increase book equity of the consolidated entity.

Earnings Per Share

Basic earnings per share are computed by dividing net income (loss) attributable to common stockholders for each period by the weighted-average common shares outstanding during the period for each share class. Diluted net income (loss) per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted to common stock. For the purposes of calculating earnings per share, all common shares and per share information in the financial statements have been retroactively adjusted for the effect of any stock dividends and stock splits.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”)260-10-45, “Earnings Per Share”, the Company uses the two-class method to calculate earnings per share. Basic earnings per share is calculated based on dividends declared and the rights of common shares and participating securities in any

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on their relative percentage of each class of shares to the total number of outstanding shares. The Company did not have any participating securities outstanding other than Class A common stock and Class T common stock during the periods presented (see Note 10 ).

Organization and Offering Costs

The Company incurs organization and offering costs in pursuit of its financing. Organization and offering costs (other than selling commissions and dealer manager fees) of the Company are initially being paid by the Advisor on behalf of the Company.

Pursuant to the advisory agreement between the Company and the Advisor, the Company is obligated to reimburse the Advisor for organization and other offering costs paid by the Advisor on behalf of the Company, up to an amount equal to 4.0% of gross offering proceeds as of the termination of the initial public offering if the Company raises less than $500 million in the primary portion of the initial public offering and 2.5% of gross offering proceeds as of the termination of the initial public offering if the Company raises $500 million or more in the primary portion of the initial public offering.

Through December 31, 2016, the Company has charged approximately $112,000 to equity for the payment of offering costs consisting of accounting, advertising, allocated payroll, due diligence, marketing, legal, printing and similar costs. At December 31, 2016, the Advisor has advanced approximately $2.8 million of these costs on behalf of the Company, of which $2.7 million has been deferred at December 31, 2016. A portion of deferred offering costs will be charged to equity upon the sale of each share of common stock sold under the public offering. Such costs will only become a liability of the Advisor to the extent that organization and offering costs incurred by us exceed 4% of the gross proceeds of the initial public offering. If, however, we raise the maximum offering amount in the primary offering, organization and offering expenses (excluding selling commissions, the dealer manager fee and the distribution and stockholder servicing fee) are estimated to be approximately 1% of the gross proceeds of the initial public offering. When recorded by the Company, organization costs are expensed as incurred, which include all expenses incurred by the Company in connection with its formation, including but not limited to legal fees and other costs to incorporate. There can be no assurance that the Company’s plans to raise capital will be successful. Prior to the Company breaking escrow, the Advisor incurred approximately $104,266 of formation and other operating expenses on the Company’s behalf, which will not be reimbursed to the Advisor.

Outstanding Class T shares issued in the Company’s primary offering are subject to a 1% annual distribution and shareholder servicing fee for five years from the date on which such share is issued. The Company will cease paying the distribution and shareholder servicing fee on each Class T share prior to the fifth anniversary of its issuance on the earliest of the following, should any of these events occur: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from the Company’s primary offering (i.e., excluding proceeds from sales pursuant to the DRIP); (ii) the date on which the Company lists its common stock on a national securities exchange; and (iii) the date of a merger or other extraordinary transaction in which the Company is a party and in which the common stock is exchanged for cash or other securities. The Company cannot predict if or when any of these events will occur.

The Company records distribution and stockholder serving fees as a reduction to additional paid-in capital and the related liability in an amount equal to the maximum fees payable in relation to the Class T shares on the date the shares are issued. The liability will be relieved over time, as the fees are paid to the Dealer Manager, or it will be adjusted if the fees are no longer payable pursuant to the conditions described above. For issued Class T shares, the Company has accrued an estimate of the total distribution and shareholder servicing fee of $53,702 for the full five year period at December 31, 2016 based on a total of 5% of the gross proceeds from all Class T shares sold.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Adoption of New Accounting Standards

In August 2014, FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” Under the new guidance, an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance was effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of the new requirements did not have a material impact on the Company’s consolidated financial statements.

In January 2015, FASB issued Accounting Standards Update (“ASU”) No. 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items. Although the amendment will eliminate the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. On January 1, 2016, the Company adopted ASU 2015-0; the adoption had no impact on the Company’s consolidated financial statements.

In February 2015, FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”, which makes certain changes to both the variable interest model and the voting model, including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. On January 1, 2016, the Company adopted ASU 2015-02; the adoption had no impact on the Company’s consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. This guidance was effective and was adopted by the Company on January 1, 2016; the adoption had no impact on its consolidated financial statements.

In September 2015, FASB issued ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, which eliminates the requirement to retroactively revise comparative financial information for prior periods presented in financial statements due to changes in provisional amounts recorded for acquisitions in subsequent periods. Upon adoption, disclosure of the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized at the acquisition date are required. ASU 2015-16 was effective and adopted by the Company on January 1, 2016; the adoption had no impact on its consolidated financial statements.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Accounting Standards Issued But Not Yet Effective

In May 2014, FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which will replace most existing revenue recognition guidance in GAAP. The core principle of ASU No. 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU No. 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU No. 2014-09 will be effective for the Company beginning January 1, 2018, including interim periods in 2018, and allows for both retrospective and prospective methods of adoption. The Company is in the process of determining the method of adoption and assessing the impact of this guidance on the Company’s consolidated financial statements.

In February 2016, FASB issued ASU No. 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions and requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. ASU No. 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU No. 2016-02 to have a significant impact on its consolidated financial statements.

In March 2016, FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” ASU No. 2016-09 simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes and forfeitures, statutory tax withholding requirements and classification on the statement of cash flows. ASU No. 2016-09 is effective for the fiscal year beginning November 1, 2017. The Company is currently evaluating the impact the adoption of ASU No. 2016-09 may have on its consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-03 “Financial Instruments - Credit Losses”, which requires measurement and recognition of expected credit losses for financial assets held. The standard update is effective for the Company beginning January 1, 2019. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU No. 2016-03 to have a significant impact on its consolidated financial statements.

In August 2016, FASB issued ASU No. 2016-15 “Classification of Certain Cash Receipts and Cash Payments”, which addresses eight specific cash flow issues with the objective of reducing existing diversity in practice. The guidance is effective for the Company as of January 1, 2018. Early application is permitted. The adoption of the new requirements is not expected to have a material impact on the Company’s consolidated statement of cash flows.

In November 2016, FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which provides guidance on the classification of restricted cash in the statement of cash flows. ASU No. 2016-18 is effective for the Company’s fiscal year beginning November 1, 2018 and the Company does not expect the adoption of ASU No. 2016-18 to have a material effect on its consolidated financial statements and disclosures.

In January 2017, FASB issued ASU No. 2017-01, “Business Combinations (Topic 850): Clarifying the Definition of Business,” which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. ASU No. 2017-01 is effective for the Company beginning January 1, 2018 but early adoption is allowed. The Company is currently evaluating the impact the adoption of ASU No. 2017-01 may have on its consolidated financial statements.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

NOTE 3 - SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents supplemental cash flow information:

	For the Year Ended December 31, 2016	For the period July 15, 2015 (date of inception) through December 31, 2015
Non-cash operating, financing and investing activities:
Offering costs payable to related parties	$2,848,317	$—
Accounts payable and accrued expenses	111,581	—
Cash distributions on common stock declared but not yet paid	25,174	—
Stock issued from distribution reinvestment plan	4,380	—
Stock dividend issued	23,790	—
Exchange of common stock for convertible stock	500	—

Cash paid during the year for:
Interest	$5,307	$—

NOTE 4 - RESTRICTED CASH

Restricted cash represents escrow deposits with lenders to be used to pay real estate taxes, insurance, and capital improvement. A summary of the components of restricted cash follows:

	December 31, 2016	December 31, 2015
Real estate taxes	$7,733	$—

In addition, the Company had unrestricted cash designated for capital expenditures of $84,702 and $0 for the years ended December 31, 2016 and 2015, respectively.

NOTE 5 - ACQUISITIONS

On August 19, 2016, the Company, through its wholly-owned subsidiary, purchased a multifamily community located in Alexandria, Virginia (“Payne Place”). Payne Place, constructed in 1950, contains 11 units and amenities, including but not limited to storage lockers and a patio with a barbeque area. Payne Place encompasses 6,730 rentable square feet. At December 31, 2016, Payne Place was 91.7% leased.

Payne Place was acquired for a purchase price of $2.5 million, excluding closing costs. In connection with the acquisition, the Company incurred an acquisition fee of $52,864 to its Advisor pursuant to the advisory agreement and $14,200 of acquisition costs reimbursable to related parties.

In order to finalize the fair values of the acquired assets and liabilities, the Company obtained a third-party appraisal. The Company has up to a maximum of 12 months from the date of acquisition to finalize the valuation for the property acquired. The valuation for Payne Place was finalized as of December 31, 2016.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The table below summarizes the acquisition and the respective fair value assigned:

Multifamily Community Name	City and State	Date of Acquisition	Contractual Purchase Price (1)	Land	Building and Improvements	Furniture, Fixtures and Equipment	Intangible Assets	Other Liabilities	Fair Value Assigned
Payne Place	Alexandria, Virginia	8/19/2016	$2,500,000	$1,419,898	$1,016,451	$13,710	$49,941	$(6,327)	$2,493,673

(1)	Purchase price excludes closing costs and acquisition expenses.

Total revenues, rental operating expenses, acquisition costs and property management fees included on the consolidated statements of operations for the year ended December 31, 2016 are attributable to Payne Place.

NOTE 6 - RENTAL PROPERTY, NET

At December 31, 2016, the Company owned one property. The following table presents the Company’s investment in rental properties:

	December 31, 2016	December 31, 2015
Land	$1,419,898	$—
Building and improvements	1,018,051	—
Furniture, fixtures and equipment	21,317	—

	2,459,266	—
Less: accumulated depreciation	(13,431)	—

Total	$2,445,835	$—

Depreciation expense for the year ended December 31, 2016 was $13,431. There was no depreciation expense for the period from July 15, 2015 (inception) through December 31, 2015.

NOTE 7 - IDENTIFIED INTANGIBLE ASSETS, NET

Identified intangible assets, net, consist of in-place rental leases. The value of in-place leases totaled $27,870 at December 31, 2016, net of accumulated amortization of $22,071. The weighted average remaining life of the rental leases is five months as of December 31, 2016. Since the Company acquired the property in 2016, the balance in accumulated amortization reflects the amortization expense for the year ended December 31, 2016. At December 31, 2016, expected amortization for the in-place leases for the next 12 months is $27,870 and none thereafter.

NOTE 8 - MORTGAGE NOTES PAYABLE

On December 15, 2016, the Company, through a wholly owned subsidiary, entered into a $1.6 million secured mortgage loan with JPMorgan Chase Bank, N.A., secured by Payne Place (the “Payne Place Loan”). The Payne Place Loan, which matures on January 1, 2047, bears interest at a fixed rate of 3.11% for the first three years. On January 1, 2020, the interest rate converts to a variable rate calculated based on the six month London Interbank Offered Rate (“LIBOR”) plus 2.25%, with an all-in rate floor of 2.50% and ceiling of 9.50%. Monthly payments include interest and principal in the amount of approximately $7,000 per month. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. The Company may prepay the Payne Place Loan in full at any time or in part from time to time: (1) during the first year of the loan upon payment of a prepayment premium equal to 3% of the amount prepaid; (2) during the second year of the loan upon payment of a prepayment premium equal to 2% of the amount prepaid; (3) during the third year of the loan upon payment of a prepayment premium equal to 1% of the amount prepaid; and (4) after the third year of the loan with no prepayment premium.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The Payne Place Loan is guaranteed by RAI until the Company achieves the following: (a) owns a minimum of five apartment complexes; (b) has a minimum net worth of $50.0 million; (c) has liquidity of no less than $5.0 million; and (d) has an aggregate portfolio leverage of no more than 65%.

The following is a summary of the Company’s mortgage note payable as of December 31, 2016:

Collateral	Outstanding borrowings	Deferred Financing Costs, net	Carrying Value	Annual Interest Rate (1) (2)	Average Monthly Debt Service	Average Monthly Escrow
Payne Place	$1,625,000	$(34,166)	$1,590,834	3.11%	$6,948	$1,933

(1)	Fixed rate
(2)	Beginning on January 1, 2020, the fixed rate of the note changes to variable rate based on six-month LIBOR plus 2.25%, with an all-in interest rate floor of 2.50% and ceiling of 9.50%

There were no mortgage notes payable outstanding as of December 31, 2015.

Annual principal payments on the mortgage note payable for each of the next five years ending December 31, and thereafter, are as follows:

2017	$30,493
2018	34,271
2019	35,352
2020	36,467
2021	37,618
Thereafter	1,450,799

$1,625,000

Deferred financing costs incurred to obtain financing are amortized over the term of the related debt. During the year ended December 31, 2016, amortization of deferred financing costs of $2,775 related to the bridge loan payable to the Advisor was included in interest expense (see Note 9 for further details). At December 31, 2016, accumulated amortization was $2,775. Estimated amortization of the existing deferred financing costs for the next five 12-month periods ending December 31, are as follows:

2017	$1,952
2018	1,911
2019	1,869
2020	1,825
2021	1,780
Thereafter	24,829

$34,166

NOTE 9 - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company is externally managed and advised by the Advisor. Pursuant to the terms of the Advisory Agreement, the Advisor provides the Company with its management team, including its officers, along with appropriate support personnel. The Advisor will be reimbursed for the Company’s allocable share of costs for Advisor personnel, including allocable personnel salaries and benefits. Each of the Company’s officers is an employee of Resource Real Estate, Inc. (the “Sponsor”), which is the Advisor’s parent company, the Company’s sponsor and a wholly-owned subsidiary of RAI. The Company does not expect to have any employees. The Advisor is not obligated to dedicate any specific portion of its or their time to the Company’s business. The Advisor and any employees of the Sponsor acting on behalf of the Advisor are at all times subject to the supervision and oversight of the Company’s board of directors and has only such functions and authority as the Company delegates to it.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

During the course of the offering, the Advisor will provide offering-related services to the Company and will advance funds to the Company for both operating costs and organization and offering costs. These amounts will be reimbursed to the Advisor from the proceeds from the offering, subject to the aforementioned limits on organization and offering expense reimbursements, although there can be no assurance that the Company’s plans to raise capital will be successful. As of December 31, 2016, the Advisor has advanced organization and offering costs on a cumulative basis on behalf of the Company of approximately $2.8 million.

Relationship with the Advisor

The Advisory Agreement has a one-year term and may be renewed for an unlimited number of successive one-year terms upon the approval of the Conflicts Committee of the Company’s board of directors. Under the Advisory Agreement, the Advisor will receive fees and will be reimbursed for its expenses as set forth below:

Acquisition fees. The Advisor earns an acquisition fee of 2.0% of the cost of investments acquired on behalf of the Company, plus any capital expenditure reserves allocated, or the amount funded by the Company to acquire loans, including acquisition expenses and any debt attributable to such investments.

Asset management fees. The Advisor earns a monthly asset management fee equal to 0.083% (one-twelfth of 1.0%) of the cost of each asset at the end of each month, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee is based only on the portion of the costs or value attributable to the Company’s investment in an asset if the Company does not own all of an asset and does not manage or control the asset.

Disposition fees. The Advisor will earn a disposition fee in connection with the sale of a property equal to the lesser of one-half of the aggregate brokerage commission paid, or if none is paid, 2.0% of the contract sales price.

Debt financing fees. The Advisor will earn a debt financing fee equal to 0.5% of the amount available under any debt financing obtained for which it provided substantial services.

Expense reimbursements. The Company also will pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor or its affiliates on behalf of the Company or in connection with the services provided to the Company in relation to its public offering, including its distribution reinvestment plan offering. This includes all organization and offering costs of up to 4.0% of gross offering proceeds if the Company raises less than $500 million in the primary offering and 2.5% of gross offering proceeds if the Company raises more than $500 million in the primary offering. Reimbursements also include expenses the Advisor incurs in connection with providing services to the Company, including the Company’s allocable share of costs for Advisor personnel and overhead, out-of-pocket expenses incurred in connection with the selection and acquisition of properties or other real estate related debt investments, whether or not the Company ultimately acquires the investment. However, the Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition or disposition fees. Prior to the Company breaking escrow, the Advisor incurred approximately $104,266 of formation and other operating expenses the Company’s behalf, which will not be reimbursed to the Advisor.

On August 18, 2016, the Advisor provided a $555,000 bridge loan (the “Bridge Loan”) to the Company. The Company used the proceeds of the Bridge Loan to partially finance the acquisition of Payne Place. The Bridge Loan incurred interest at an annual rate of LIBOR plus 3.00%. On November 1, 2016, the Company repaid the outstanding balance of the Bridge Loan and accrued interest. Interest expense associated with Bridge Loan for the year ended December 31, 2016 was $2,921.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Relationship with Resource Apartment Manager III, LLC

Resource Apartment Manager III, LLC (the “Manager”), an affiliate of the Advisor, will manage real estate properties and real estate-related debt investments and will coordinate the leasing of and will manage construction activities related to the Company’s real estate property pursuant to the terms of the management agreement with the Manager.

Property management fees. The Manager will earn a property management fee equal to 4.5% of actual gross cash receipts from the operations of real property investments that it manages and an oversight fee on any real property investments that are managed by third parties. Property management fees are deducted directly from the property’s operating account by the property manager. Any property management fees paid to unaffiliated third party property managers in excess of 4.5% of actual gross receipts will be reimbursed to the Company by the Advisor. At December 31, 2016, the Advisor owes the Company $1,041 for property management fees in excess of the 4.5% cap paid to the unaffiliated third party property manager.

Construction management fees. The Manager will earn a construction management fee equal to 5.0% of actual aggregate costs to construct improvements to a property.

Debt servicing fees. The Manager will earn a debt servicing fee equal to 2.75% of gross receipts from real estate-related debt investments.

Expense reimbursement. During the ordinary course of business, the Manager or other affiliates of RAI may pay certain shared operating expenses on behalf of the Company. The Company is obligated to reimburse the Manager or other affiliates for such shared operating expenses.

Relationship with Resource Securities

Resource Securities (the “Dealer Manager”), an affiliate of the Advisor, serves as the Company’s dealer manager and is responsible for marketing the Company’s shares during the public offering.

Dealer manager fee and selling commissions. Pursuant to the terms of the dealer manager agreement with the Dealer Manager, the Company generally pays the Dealer Manager a selling commission of up to 7.0% of gross primary offering proceeds from the sale of Class A shares and up to 2.0% of gross primary offering proceeds from the sale of Class T shares and a dealer manager fee of up to 3.0% of gross primary offering proceeds from the sale of either Class A or Class T shares. The Dealer Manager reallows all selling commissions earned and a portion of the dealer manager fee as a marketing fee to participating broker-dealers. No selling commissions or dealer manager fees are earned by the Dealer Manager in connection with sales under the distribution reinvestment plan. Additionally, the Company may reimburse the Dealer Manager for bona fide due diligence expenses. No selling commissions or dealer manager fees were paid in connection with the sales of Class A shares to the Advisor or RAI.

Distribution and shareholder servicing fee. Resource Securities is paid an annual fee of 1.0% of the purchase price (or, once reported, the NAV) per share of Class T common stock sold in the primary offering for five years from the date on which each share is issued up to a total of 5.0%.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The differences between the Class A and Class T shares relate to the fees and selling commissions payable with respect to each class and the differing distribution amounts and expense allocations due to differing ongoing fees and expenses. The per share amount of distributions on Class T shares will likely be lower than the distributions on the Class A shares for so long as the distribution and shareholder servicing fee applies because this fee is a class-specific expense. The following table summarizes the differences in fees and selling commissions between the classes of common stock:

	Class A Share	Class T Share
Initial Offering Price	$10.00	$9.47
Selling Commissions Paid by Company (per shares)	7.0%	2.0%
Dealer Manager Fee (per share)	3.0%	3.0%
Annual Distribution and Shareholder Servicing Fee (1)	None	1.0%
Initial Offering Price Under the DRIP	$9.60	$9.09

(1)	Each outstanding Class T share issued in the primary offering is subject to an annual distribution and shareholder servicing fee for five years from the date on which such share is issued. The Company will cease paying the distribution and shareholder servicing fee on each Class T share prior to the fifth anniversary of its issuance on the earliest of the following, should any of these events occur: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from the Company’s primary offering (i.e., excluding proceeds from sales pursuant to the DRIP); (ii) the date on which the Company lists its common stock on a national securities exchange; and (iii) the date of a merger or other extraordinary transaction in which the Company is a party and in which the common stock is exchanged for cash or other securities. The Company cannot predict if or when any of these events will occur.

In the case of a Class T share purchased in the primary offering at a price equal to $9.47, the maximum distribution and shareholder servicing fee that may be accrued on that Class T share will equal $0.47. However, because the Company will only completely cease paying the distribution and shareholder servicing fee on the earliest of the dates described above, such fee will accrue on all outstanding Class T shares that were purchased in the primary offering within the previous five years of such date. The expense of the distribution and shareholder servicing fee payable with respect to Class T shares sold in the primary offering will be allocated among all outstanding Class T shares, including those sold under the DRIP and those sold in the primary offering more than five years ago on which the Company has ceased paying distribution and shareholder servicing fees. As a result, holders of Class T shares purchased earlier in the offering will bear a greater expense from distribution and shareholder servicing fees than those holders of Class T shares purchased later in the offering.

Relationship with RAI

Self-insurance funds held in escrow. The receivable from related party includes escrow funds held by RAI for self-insurance. The Company’s property participates in an insurance pool with other properties directly and indirectly managed by RAI for both property insurance and general liability. RAI holds the escrow funds related to the insurance pools on its books. The insurance pool covers losses up to $2.5 million and the pool for the general liability covers losses up to the first $50,000 per incident. Catastrophic insurance would cover losses in excess of the insurance pool up to $140.0 million and $51.0 million, respectively. Therefore, unforeseen or catastrophic losses in excess of the Company’s insured limits could have a material adverse effect on the Company’s financial condition and operating results. In the year ended December 31, 2016, the Company paid $1,505 into the insurance pools.

Internal audit fees. RAI performs internal audit services for the Company.

RAI guarantees the mortgage on Payne Place until such time as the Company achieves the following: (a) owns a minimum of five apartment complexes; (b) has a minimum net worth of $50.0 million; (c) has liquidity of no less than $5.0 million; and (d) has an aggregate portfolio leverage of no more than 65% (see Note 8 for further details).

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Other

The Company paid The Planning & Zoning Resource Company, an affiliate of C-III, $1,495 for a zoning report in relation to its acquisition of Payne Place.

The fees earned/expenses incurred and the amounts payable to such related parties are summarized in the following table:

	December 31, 2016	December 31, 2015
Due from related parties:
Advisor	$1,041	$—
RAI - insurance funds held in escrow	1,311	—

	$2,352	$—

Due to related parties:
Advisor:
Acquisition related reimbursements	$14,050	$—
Asset management fees	2	—
Organization and offering costs	2,848,317	—
Operating expense reimbursements (including prepaid expenses)	682,661	—

	$3,545,030	$—

Resource Securities:
Selling commissions and dealer-manager fees	$10,363	$—
Distribution and shareholder servicing fee	53,015	—

	$63,378	$—
Resource America:
Internal Audit Fee	$8,250	$—

Other	$55	$—

	$3,616,713	$—

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

	For the Year Ended December 31, 2016	For the period July 15, 2015 (date of inception) through December 31, 2015
Fees earned / expenses incurred:
Advisor:
Acquisition fees and acquisition related reimbursements (4)	$67,064	$—
Asset management fees (1)	$9,844	$—
Debt financing fees (6)	$10,900	$—
Interest expense	$2,921	$—
Organization and offering costs (2)	$2,848,317	$—
Operating expense reimbursement (3)	$196,292	$—

Resource Securities:
Selling commissions and dealer-manager fees (5)	$186,757	$—
Distribution and shareholder servicing fee (5)	$53,702	$—

Other:
The Planning & Zoning Resource Company (4)	$1,495	$—

(1)	Included in Management fees on the consolidated statements of operations.
(2)	Included in Deferred offering costs and Stockholders’ Equity on the consolidated balance sheets.
(3)	Included in General and administrative on the consolidated statements of operations and excludes third party costs that are advanced by the Advisor.
(4)	Included in Acquisition costs on the consolidated statements of operations.
(5)	Included in Stockholders’ equity on the consolidated balance sheets.
(6)	Included in Due to related parties on the consolidated balance sheets.

NOTE 10 - EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted earnings per share for the periods presented as follows:

	For the year ended December 31, 2016	For the period July 15, 2015 (date of inception) through December 31, 2015
Net loss	$(776,247)	$—
Less: Class A common stock cash distributions declared	35,177	—
Less: Class T common stock cash distributions declared	5,901	—

Undistributed net loss attributable to common stockholders	$(817,325)	$—

Class A common stock:
Undistributed net loss attributable to Class A common stockholders	$(744,572)	$—
Class A common stock cash distributions declared	35,177	—

Net loss attributable to Class A common stockholders	$(709,395)	$—

Net loss per Class A common share, basic and diluted	$(4.59)	$—

Weighted-average number of Class A common shares outstanding, basic and diluted (1)	154,618	17,026

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

	For the year ended December 31, 2016	For the period July 15, 2015 (date of inception) through December 31, 2015
Class T common stock:
Undistributed net loss attributable to Class T common stockholders	$(72,753)	$—
Class T common stock cash distributions declared	5,901	—

Net loss attributable to Class T common stockholders	$(66,852)	$—

Net loss per Class T common share, basic and diluted	$(4.42)	$—

Weighted-average number of Class T common shares outstanding, basic and diluted	15,108	—

(1)	Weighted-average number of shares excludes the convertible stock as they are not participating securities.

NOTE 11 - EQUITY

Preferred Stock

The Company’s charter authorizes the Company to issue 10 million shares of its $0.01 par value preferred stock. As of December 31, 2016, no shares of preferred stock were issued or outstanding.

Convertible Stock

The Company’s charter authorizes the Company to issue 50,000 shares of its $0.01 par value convertible stock. On August 5, 2016, the board of directors of the Company approved the issuance of 50,000 convertible shares in exchange for 5,000 shares of Class A common stock. As of December 31, 2016, the Company had 50,000 shares of $0.01 par value convertible stock outstanding, which are owned by the Advisor. The convertible stock will convert into shares of the Company’s Class A common stock upon the occurrence of (a) the Company having paid distributions to common stockholders that in the aggregate equal 100% of the price at which the Company originally sold the shares plus an amount sufficient to produce a 6% cumulative, non-compounded annual return on the shares at that price; or (b) if the Company lists its common stock on a national securities exchange or the Company consummates a merger pursuant to which consideration received by the stockholders is securities of another issuer that are listed on a national securities exchange.

Each of these two events is a “Triggering Event.” Upon a Triggering Event, the Company’s convertible stock will, unless its advisory agreement has been terminated or not renewed on account of a material breach by its Advisor, generally be converted into a number of shares of common stock equal to 1/50,000 of the quotient of:

(A)	15% of the amount, if any, by which

(1)	the value of the Company as of the date of the event triggering the conversion plus the total distributions paid to its stockholders through such date on the then-outstanding shares of its common stock exceeds

(2)	the sum of the aggregate issue price of those outstanding shares plus a 6% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the conversion, divided by

(B) the value of the Company divided by the number of outstanding shares of common stock, in each case, as of the as of the date of the event triggering the conversion.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Common Stock

The Company’s charter authorizes the Company to issue 250 million shares of its $0.01 par value Class A common stock. As of December 31, 2016, there were 384,195 shares of Class A common stock issued and outstanding.

The Company’s charter authorizes the Company to issue 750 million shares of its $0.01 par value Class T common stock. As of December 31, 2016, there were 114,037 shares of Class T common stock issued and outstanding.

Distributions

Cash Distributions

The table below provides information regarding distributions paid to stockholders during the year ended December 31, 2016. Distributions for these periods were calculated based on stockholders of record each day during these periods at a rate of (i) 0.000547945 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock. Distributions reinvested pursuant to the distribution reinvestment plan are reinvested in shares of the same class as the shares on which distributions are made.

Common Stock	Record Date	Per Common Share	Distribution Date	Distributions Reinvested in Shares of Common Stock	Net Cash Distributions	Total Aggregate Distributions
Class A Shares	10/10/2016 through 10/30/2016	$.000547945 per day	10/31/2016	$460	$2,554	$3,014
Class A Shares	10/31/2016 through 11/29/2016	$.000547945 per day	11/30/2016	1,208	4,392	5,600
Class A Shares	11/30/2016 through 12/29/2016	$.000547945 per day	12/30/2016	1,625	4,326	5,951
Class T Shares	10/10/2016 through 10/30/2016	$.000547945 per day	10/31/2016	35	39	74
Class T Shares	10/31/2016 through 11/29/2016	$.000547945 per day	11/30/2016	464	102	566
Class T Shares	11/30/2016 through 12/29/2016	$.000547945 per day	12/30/2016	588	111	699

				$4,380	$11,524	$15,904

On December 15, 2016, the Company’s board of directors declared cash distributions on the outstanding shares of all classes of common stock based on daily record dates for the periods from December 30, 2016 through January 30, 2017, from January 31, 2017 through February 27, 2017, and from February 28, 2017 through March 30, 2017, which distributions were paid or will be paid on January 31, 2017, February 28, 2017 and March 31, 2017, respectively. Distributions for these periods were or will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.000547945 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock. At December 31, 2016, the Company has accrued $25,174 for the cash distributions to be paid on January 31, 2017, February 28, 2017 and March 31, 2017, which is reported in distributions payable in the consolidated balance sheet.

Stock Dividends

Also on October 7, 2016, the Company’s board of directors authorized a stock dividend for the fourth quarter of 2016, in the amount of 0.005 shares of common stock on each outstanding share of common stock to all common stockholders of record as of the close of business on December 31, 2016. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend. The Company issued this stock dividend on January 13, 2017. In accordance with the accounting guidance for stock dividends, these shares were reflected as being issued in the consolidated balance sheets at December 31, 2016.

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

NOTE 12 - FAIR VALUE MEASURES AND DISCLOSURES

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, tenant receivables and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The fair value of rental properties is usually estimated based on information obtained from a number of sources, including information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases and the value of tenant relationships, based in each case on their fair values.

The carrying and fair values of the Company’s mortgage note payable, which was not carried at fair value on the consolidated balance sheets at December 31, 2016 and 2015, were as follows (in thousands):

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage note payable	$1,625,000	$1,625,000	$—	$—

The carrying value of the mortgage note payable was estimated to be the fair value due to the recent issuance of the mortgage obtained (Level 3).

RESOURCE APARTMENT REIT III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following sets forth the Company’s operating results by quarter:

Quarterly results for 2016	March 31	June 30	September 30	December 31
Revenues	$—	$—	$25,178	$46,941
Interest income	$—	$—	$432	$330
Net loss	$—	$(26,458)	$(431,093)	$(318,696)

Class A Common Stock:
Net loss attributable to Class A common stockholders	$—	$(26,458)	$(428,288)	$(269,906)
Basic and diluted earnings per Class A common share	$—	$(1.06)	$(1.75)	$(0.83)
Weighted average Class A common shares outstanding	20,100	25,008	244,143	326,350

Class T Common Stock:
Net loss attributable to Class T common stockholders	$—	$—	$(2,805)	$(48,790)
Basic and diluted earnings per Class T common share	$—	$—	$(1.75)	$(0.83)
Weighted average Class T common shares outstanding	—	—	1,599	58,504

All weighted average shares outstanding have been revised to reflect the stock dividend declared in December 2016.

NOTE 14 - OPERATING EXPENSE LIMITATION

Under its charter, commencing September 30, 2017, the Company must limit its total operating expenses to the greater of 2% of its average invested assets or 25% of its net income for the four most recently completed fiscal quarters, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors.

NOTE 15 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of this report and determined that there have been any events that have occurred that would require adjustments to or disclosures in the consolidated financial statements, except for the following:

On February 22, 2017, the Company’s board of directors authorized a stock dividend of 0.01 shares of common stock, or 1% of each outstanding share of Class A and Class T common stock, to stockholders of record at the close of business on March 31, 2017. This stock dividend is expected to be issued on April 14, 2017.

On March 28, 2017, the Company’s board of directors authorized a cash distribution on the outstanding shares of all classes of common stock based on daily record dates for the period from March 31, 2017 through April 27, 2017, which the Company expects to pay on April 28, 2017. The distribution will be calculated based on the stockholders of record each day during the period at a rate of (i) $0.000547945 per share per day, less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock divided by the number of shares of common stock of such class outstanding as of the close of business on the record date.

RESOURCE APARTMENT REIT III, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED AMORTIZATION AND DEPRECIATION

DECEMBER 31, 2016

Description	Encumbrances	Initial cost to Company	Cost capitalized subsequent to acquisition	Gross Amount at which carried at close of period	Accumulated Depreciation	Date of Construction	Date Acquired
		Building and Land Improvements	Improvements Carry Costs	Building and Land Improvements, Total
Real estate owned:
Residential Alexandria, Virginia	$1,625,000	$2,450,059	$9,207	$2,459,266	$13,431	1950	8/19/2016

	December 31,
	2016	2015
Investments in real estate:
Balance at beginning of the year	$—	$—
Acquisitions	2,450,059	—
Improvements, etc.	9,207	—

Balance at end of year	$2,459,266	$—

Accumulated Depreciation:
Balance at beginning of year	$—	$—
Depreciation and amortization	13,431	—

Balance at the end of year	$13,431	$—